SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

                               (Amendment No.5)(1)


                      Brilliant Digital Entertainment, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   109502 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109502 10 4                   13G/A                  Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Kevin Bermeister
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Australia
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,322,850 (1)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          15,657,339 (2)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,322,850 (1)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            15,657,339 (2)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     17,980,189
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     43.6% (3)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 1,727,500 shares of Common Stock issuable upon the exercise of Options to Purchase Common Stock (Right to Buy) exercisable on or before March 1, 2003.

(2) Includes 9,185,489 shares of Common Stock issuable upon the exercise of Common Stock Warrants (Right to Buy).

(3) Based on a total of 32,014,978 shares of the issuer's Common Stock issued and outstanding on December 31, 2002.

CUSIP No. 109502 10 4                   13G/A                  Page 3 of 5 Pages



Item 1(a).  Name of Issuer:


            Brilliant Digital Entertainment, Inc.
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

            6355 Topanga Canyon Boulevard, Suite 120
            Woodland Hills, California 91367
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:


            Kevin Bermeister
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Kevin Bermeister
            Brilliant Digital Entertainment, Inc.
            6355 Topanga Canyon Boulevard, Suite 120
            Woodland Hills, California 91367
            ____________________________________________________________________

Item 2(c).  Citizenship:


            Australia
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Common Stock, par value $0.001 per share
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


            109502 10 4
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:


            Not Applicable
            ____________________________________________________________________

Item 4.     Ownership.


            Included in rows 5 through 9 and 11 on page 2.
            ____________________________________________________________________

Item 5.     Ownership of Five Percent or Less of a Class.


            Not Applicable
            ____________________________________________________________________

CUSIP No. 109502 10 4                   13G/A                  Page 4 of 5 Pages


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Mark Dyne, the issuer's Chairman, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 7,503,669.5 of the shares beneficially owned by the reporting person.

          An individual has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 675,000 of the shares beneficially owned by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


          Not Applicable
          ______________________________________________________________________

Item 8.   Identification  and  Classification  of Members of the Group.


          Not Applicable
          ______________________________________________________________________

Item 9.   Notice of Dissolution of Group.


          Not Applicable
          ______________________________________________________________________

Item 10.  Certifications.


          Not Applicable
          ______________________________________________________________________

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 14, 2003
                                        ----------------------------------------
                                                        (Date)


                                             /s/ Kevin Bermeister
                                        ----------------------------------------
                                                      (Signature)


                                             Kevin Bermeister
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).